RENAISSANCE ANNOUNCES COMPANY UPDATE AND FILING

OF ITS Q1 2015 FINANCIAL RESULTS

May 28, 2015 – Vancouver, BC – Renaissance Oil Corp. (the “Company” or “Renaissance”) (TSX-V: ROE) is pleased to announce it has filed its financial statements and related Management Discussion and Analysis (“MD&A”) for the three months ended March 31, 2015 on SEDAR.  The financial statements and MD&A will be available through the Company’s website or at www.sedar.com

Renaissance has continued to make significant progress in its evaluation of oil and gas development and exploration opportunities in Mexico.  Along with its technical services partner, Halliburton Energy Services Inc., Renaissance has invested in excess of $1.5 million and over 1,500 collective hours, since September 2014, towards the evaluation and prioritization of petroleum fields in Mexico.  Further, Renaissance has been active in 2015 in establishing key relationships and effective channels of communication through extensive high level meetings with various government agencies in Mexico, as well as with potential local partners for the development of business opportunities for the Company. We expect 2015 to be a significant year as Mexico reforms its energy market, transitioning from the current PEMEX controlled industry to the allowance of private enterprises to make direct investments into oil and gas exploration and development.

On May 12, 2015, the National Hydrocarbons Commission of Mexico launched the third phase (“Phase 3”) of the Round 1 bid process for the award of conventional onshore petroleum projects.  As part of Phase 3, a total of 26 blocks in the states of Chiapas, Nuevo Leon, Tabasco, Tamaulipas and Veracruz will be awarded to the winners of the tender process.  Most of these blocks contain fields with certifiable reserves and existing infrastructure which are of specific interest to Renaissance.

The pre-qualification criteria has now been more clearly defined and Renaissance is confident it is on track to participate in the privatization process. The data room for Phase 3 will open on June 1, 2015, with a deadline to submit prequalification documents by October 2, 2015, and final bids are due by December 15, 2015.

RENAISSANCE OIL CORP.

Per:

Craig Steinke

Chief Executive Officer

For further information contact

Craig Steinke, Chief Executive Officer

Tel: 604-536-3637

Kevin J. Smith

Tel: 403-200-9047

Cautionary Note Regarding Forward-Looking Statements

This news release contains certain “forward-looking statements” within the meaning of Canadian securities legislation, including, without limitation, statements with respect to the Company’s objectives and strategies, its relationship with Halliburton Energy Services Inc., the reform of the energy market in Mexico, and the requirements, process and timing of the bid rounds. Forward-looking statements are statements that are not historical facts which address events, results, outcomes or developments that the Company expects to occur; they are generally, but not always, identified by the words “expects”, “plans”, “anticipates”, “believes”, “intends”, “estimates”, “projects”, “aims”, “potential”, “goal”, “objective”, “prospective”, and similar expressions, or that events or conditions “will”, “would”, “may”, “can”, “could” or “should” occur. Forward-looking statements are based on the beliefs, estimates and opinions of the Company’s management on the date the statements are made and they involve a number of risks and uncertainties. Certain material assumptions regarding such forward-looking statements are discussed in this news release and the Company’s annual and quarterly management’s discussion and analysis filed at www.sedar.com. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this news release are also subject to the following assumptions: (1) political and legal developments in Mexico being consistent with the Company’s current expectations; (2) no material changes to the bidding process for Phase 3; (3) the results of the Company’s due diligence review of the data included in the data room. Consequently, there can be no assurances that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Forward looking information involves significant known and unknown risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks include, but are not limited to: the risks associated with the bidding process and satisfaction of any prequalifying criteria, acquisition of oil and gas rights over properties which the Company has submitted applications and believes to be prospective, delays or changes in plans with respect to concessions for oil and gas rights on such properties, costs and expenses, health, safety and environmental risks, the risk of commodity price and foreign exchange rate fluctuations, risks and uncertainties associated with securing the necessary regulatory approvals and financing to proceed with any planned work programs, and risks and uncertainties regarding the existence of potential oil or gas reserves or the ability to economically extract any such reserves from exploration properties.  Except as required by the securities disclosure laws and regulations applicable to the Company, the Company undertakes no obligation to update these forward-looking statements if management’s beliefs, estimates or opinions, or other factors, should change.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.